SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

D.C. Sauter, General Counsel

NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

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1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 841,762.93
	8	SHARED VOTING POWER 522,370.53
	9	SOLE DISPOSITIVE POWER 841,762.93
	10	SHARED DISPOSITIVE POWER 522,370.53
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,133.46
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

1	NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,803
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,803
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,803
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 235,033
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 235,033
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,033
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (see instructions) IA, PN

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,932.60
	8	SHARED VOTING POWER 3,597,963.46
	9	SOLE DISPOSITIVE POWER 175,932.60
	10	SHARED DISPOSITIVE POWER 3,597,963.46
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,773,896.06
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON (see instructions) HC, IN

1	NAME OF REPORTING PERSONS Nancy Marie Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,871,826.6050
	8	SHARED VOTING POWER 29,818.6050
	9	SOLE DISPOSITIVE POWER 1,871,826.6050
	10	SHARED DISPOSITIVE POWER 29,818.6050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,901,645.21
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D/A

This Amendment No. 12 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“HCMLP”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint Advisors”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), James D. Dondero and Nancy Marie Dondero (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, as subsequently amended on April 28, 2015, as subsequently amended on September 2, 2015, as subsequently amended on October 19, 2015, as subsequently amended on July 22, 2016, as subsequently amended on October 27, 2016, as subsequently amended on April 17, 2017, as subsequently amended on March 27, 2018, as subsequently amended on July 26, 2018 and as subsequently amended on November 20, 2018. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 2. Identity and Background.

(a) This Amendment is filed by and on behalf of each of the following persons: (i) HCMLP, (ii) NexPoint Advisors, (iii) HCMFA, (iv) James D. Dondero and (v) Nancy Marie Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Amendment nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal office of each of HCMLP, NexPoint Advisors, HCMFA and Mr. Dondero is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address and principal office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida 32963.

(c) The principal business of HCMLP, NexPoint Advisors and HCMFA is acting as investment adviser and/or manager to other persons. The principal business of Mr. Dondero is managing affiliates of HCMLP, NexPoint Advisors and HCMFA. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of HCMLP, NexPoint Advisors and HCMFA. The principal business of Ms. Dondero is serving as trustee of a trust. Effective January 2020 as a result of the change of control of HCMLP, Mr. Dondero no longer serves as the President or sole director of Strand Advisors, Inc. Given Mr. Dondero's historic role with HCMLP, his continued ownership interest and his role as portfolio manager, we have included shares held by advised accounts of HCMLP.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Dondero is a United States citizen. HCMLP, NexPoint Advisors and HCMFA are Delaware entities. Ms. Dondero is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

All shares of Common Stock, par value $0.01 per share (“Common Stock”), purchased between March 13, 2020 and March 25, 2020 were purchased with the Reporting Persons’ working capital.

Item 4. Purpose of Transaction.

Between March 13, 2020 and March 25, 2020, the Reporting Persons (i) sold an aggregate of 1,307,492 shares of Common Stock in open market transactions for aggregate gross proceeds of $35,503,126.24 for cash management in various related accounts and (ii) purchased an aggregate of 146,200 shares of Common Stock in open market transactions for an aggregate purchase price of $5,273,777.57. Such sales do not reflect the applicable portfolio manager's long-term view of the investment. Annex A to this Amendment sets forth additional information related to these transactions.

Item 5. Interest in Securities of the Issuer.

(a) As of March 25, 2020, (i) HCMLP may be deemed to beneficially own 1,364,133.46 shares of Common Stock, which represents approximately 5.4% of the outstanding Common Stock, (ii) NexPoint Advisors may be deemed to beneficially own 139,803.00 shares of Common Stock, which represents approximately 0.6% of the outstanding Common Stock, (iii) HCMFA may be deemed to beneficially own 235,033.00 shares of Common Stock, which represents approximately 0.9% of the outstanding Common Stock, (iv) James D. Dondero may be deemed to beneficially own 3,773,896.06 shares of Common Stock, which represents approximately 14.9% of the outstanding Common Stock, and (v) Nancy Marie Dondero, in her capacity of trustee of a trust and through direct ownership in a shared account, may deemed to beneficially own 1,901,645.21 shares of Common Stock, which represents approximately 7.5% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of 1,871,826.6050 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P. (1)	841,762.93	522,370.53	841,762.93	522,370.53
NexPoint Advisors, L.P. (2)	0	139,803.00	0	139,803.00
Highland Capital Management Fund Advisors, L.P. (3)	0	235,033.00	0	235,033.00
James D. Dondero (4)	175,932.60	3,597,963.46	175,932.60	3,597,963.46
Nancy Marie Dondero (5)	1,871,826.61	29,818.61	1,871,826.61	29,818.61

(1)

These shares are held by HCMLP both directly and indirectly through advised accounts. Mr. Dondero is the sole shareholder of Strand Advisors, Inc., HCMLP’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMLP. Effective January 2020 as a result of the change of control of HCMLP, Mr. Dondero no longer serves as the President or sole director of Strand Advisors, Inc. Given Mr. Dondero's historic role with HCMLP, his continued ownership interest and his role as portfolio manager, we have included shares held by advised accounts of HCMLP.

(2)

These shares are held by NexPoint Advisors indirectly through advised accounts. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors.

(3)

These shares are held by HCMFA indirectly through advised accounts. Mr. Dondero is the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA.

(4)

These shares are held by Mr. Dondero both directly and indirectly through HCMLP, NexPoint Advisors and HCMFA (as described in footnotes (1)-(3) above), accounts advised by other affiliated investment advisors, an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee.  Mr. Dondero is the sole shareholder of Strand Advisors, Inc., HCMLP’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMLP. Mr. Dondero is the sole member of NexPoint Advisors’ general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint Advisors. Mr. Dondero is also the sole stockholder and director of HCMFA’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by HCMFA. Mr. Dondero disclaims beneficial ownership of such shares.

(5)

Includes shares that Ms. Dondero may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a) and through direct ownership in a shared account. On July 1, 2019 and August 14, 2019, the trust pledged 570,567 shares and 255,292 shares, respectively, as collateral in connection with a credit agreement and a revolving line of credit promissory note with CrossFirst Bank. On December 17, 2019, the trust pledged an additional 1,334,605 shares as collateral in connection with a securities based line of credit agreement with Raymond James Bank, N.A. Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.

(c) Annex A attached hereto lists all transactions in Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 1, 2019, James D. Dondero and Nancy Marie Dondero, as Family Trustee for and on behalf of The Dugaboy Investment Trust (“Dugaboy”), entered into a credit agreement (the “Credit Agreement”) with CrossFirst Bank (“CrossFirst”), pursuant to which CrossFirst extended a loan in the principal amount of approximately $13.0 million to Mr. Dondero (the “Loan”), upon the terms and conditions set forth in the Credit Agreement. The Loan has a maturity date of July 1, 2020, at which time the principal and all accrued and unpaid interest will become due and payable. The proceeds of the Loan are to be used for working capital or other business purposes.

In connection with the Loan, Dugaboy pledged 570,567 shares of the Issuer, all of which Ms. Dondero may be deemed to beneficially own as a result of her position as Family Trustee, as collateral for the Loan pursuant to the terms of the Pledge Agreement, dated July 1, 2019, between Dugaboy and CrossFirst.

On August 14, 2019, Ms. Dondero, as Family Trustee for and on behalf of Dugaboy, entered into a revolving line of credit promissory note (the “Note”) with CrossFirst, pursuant to which CrossFirst agreed to issue a line of credit, up to an aggregate principal amount of $5,000,000, upon the terms and conditions set forth in the Note. The Note has a maturity date of August 13, 2020, at which time the then outstanding balance of the Note and all accrued but unpaid interest thereon will be due and payable. The proceeds of the Note are to be used for working capital or other business purposes.

In connection with the Note, Dugaboy pledged an additional 255,292 shares of the Issuer, all of which Ms. Dondero may be deemed to beneficially own as a result of her position as Family Trustee, as collateral for the Note pursuant to the terms of the Pledge Agreement, dated August 14, 2019, between Dugaboy and CrossFirst.

On December 17, 2019, Ms. Dondero, as Family Trustee for and on behalf of Dugaboy, entered into a securities based line of credit agreement (“SBLOC”) with Raymond James Bank, N.A. (“Raymond James”), pursuant to which Raymond James extended a line of credit, the amount of which is to be determined and adjusted from time to time in accordance with the SBLOC, upon the terms and conditions set forth in the SBLOC. Raymond James may terminate the SBLOC at any time and at its sole option and demand payment of all amounts outstanding under the line of credit if not terminated earlier in accordance with its terms. The proceeds of the SBLOC are to be used for working capital or other business purposes.

In accordance with the terms of the SBLOC, Dugaboy pledged an additional 1,334,605 shares of the Issuer, all of which Ms. Dondero may be deemed to beneficially own as a result of her position as Family Trustee.

From time to time, HCMLP related accounts may hold a portion of their assets, which may include some of the Issuer’s securities, in one or more prime brokerage accounts with Jefferies & Company, Inc., which accounts provide the HCMLP accounts with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, and sale or offset rights with respect to such account assets in the event of a customer default. Such agreements generally also provide the broker counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by the HCMLP accounts are held from time to time in such prime brokerage accounts, they may be subject to such counterparty rights.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2020

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By:	/s/ Scott Ellington
Name: Scott Ellington
Title: Secretary

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By: Strand Advisors XVI, Inc., its general partner

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Sole Member

/s/ James D. Dondero
James D. Dondero

/s/ Nancy Marie Dondero
Nancy Marie Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty (60) days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares of Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 25, 2020.

Date	Effected By	Nature of Transaction	Quantity	Price
3/13/2020	HCMLP	Open Market Sale	53,500	$36.96
3/16/2020	HCMLP	Open Market Sale	145,000	$33.13
3/16/2020	HCMLP	Open Market Sale	10,500	$33.85
3/17/2020	HCMFA	Open Market Purchase	73,100	$34.67
3/18/2020	HCMLP	Open Market Sale	147,000	$30.66
3/19/2020	HCMFA	Open Market Purchase	73,100	$37.47
3/19/2020	HCMFA	Open Market Sale	32,819	$33.60
3/20/2020	HCMLP	Open Market Sale	1,016	$36.96
3/20/2020	HCMLP	Open Market Sale	10,851	$33.06
3/20/2020	HCMLP	Open Market Sale	338	$36.96
3/20/2020	HCMLP	Open Market Sale	3,617	$33.06
3/20/2020	Nancy Marie Dondero (1)	Open Market Sale	1,800	$36.94
3/23/2020	HCMLP	Open Market Sale	73,382	$24.41
3/23/2020	HCMLP	Open Market Sale	274,318	$24.24
3/23/2020	HCMLP	Open Market Sale	3,978	$24.24
3/23/2020	HCMLP	Open Market Sale	156,704	$24.24
3/23/2020	Nancy Marie Dondero (1)	Open Market Sale	51,681	$24.24
3/23/2020	Nancy Marie Dondero (1)	Open Market Sale	87,000	$24.24
3/23/2020	Nancy Marie Dondero (1)	Open Market Sale	50,000	$24.52
3/24/2020	Nancy Marie Dondero (1)	Open Market Sale	98,936	$25.92
3/24/2020	HCMLP	Open Market Sale	39,780	$26.04
3/25/2020	Nancy Marie Dondero (1)	Open Market Sale	50,000	$24.95
3/25/2020	HCMLP	Open Market Sale	10,373	$26.07
3/25/2020	NexPoint Advisors	Open Market Sale	4,899	$24.66

(1) The transactions reported herein were effected by the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee.